BC FORM 53-901F

					Securities Act

		MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Donner Minerals Ltd.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2.	Date of Material Change

November 18, 2002

Item 3.	Press Release

Mr. Harvey Keats, President of Donner Minerals Ltd., is pleased to report that the Company has received confirmation from Falconbridge Limited that it will continue its option on the South Voisey Bay Project in 2003. In order to maintain its option, and based on prior expenditures, Falconbridge is required to incur a minimum of $1.7 million of expenditures in 2003.

The Company has also been advised by Falconbridge that it will contribute an additional $200,000 to the Labrador Regional Project. The Company will also be contributing $200,000 to this Project with the objective of identifying nickel-copper-cobalt targets in Labrador outside of the Voisey's Bay and South Voisey Bay areas.

The Company intends to continue its option on the Stephens Lake Project, located in Manitoba. Under the terms of an agreement between the Company and Falconbridge, the Company is required to spend $1 million in 2003, of which Falconbridge is required to fund $300,000, through equity private placements in the Company. Ground geophysics will be completed at Stephens Lake before year-end to locate airborne geophysical anomalies, and diamond drilling will begin as soon as ice conditions permit in 2003.

Item 4.	Summary of Material Change

See Item 3 above.

Item 5.	Full Description of Material Change

See Item 3 above.


Item 6.	Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on
Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

Harvey Keats, President

Telephone: (604) 683-0564

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. this 18th day of November, 2002.


DONNER MINERALS LTD.

Per:
"Harvey Keats"
HARVEY KEATS
President